

Mail Stop 3561

September 18, 2017

Daniel J. Sullivan
Chief Financial Officer
Party City HoldCo Inc.
80 Grasslands Road
Elmsford, NY 10523

>   **Re: Party City HoldCo Inc.**
>   **Form 10-K for the year ended December 31, 2016**
>   **Filed March 16, 2017**
>   **File No. 001-37344**

Dear Mr. Sullivan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 23.1

1. We note your consent only refers to your report with respect to the consolidated financial statements and schedules of Party City HoldCo Inc and does not appear to consent to the incorporation by reference of your report on the effectiveness of internal control over financial reporting dated March 15, 2017 and included on page 64 of the 10-K. Please file a consent related to the report on the effectiveness of internal control over financial reporting or tell us why you do not believe it is required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products